Dolly Varden Silver Intersects 26.74 g/t Gold over
14.76 meters, including 122 g/t Gold over 2.85 meters
at Homestake Silver Deposit

VANCOUVER, BC, November 10, 2025, Dolly Varden Silver Corporation (TSX-V: DV | NYSE MKT: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") is pleased to report results from drilling that expands the high-grade gold zone within the Homestake Silver deposit. Hole HR25-469 targeted a large open area at the Homestake Silver Deposit, intersecting 26.74 g/t Au over 14.75 meters, including 122 g/t Au over 2.85 meters within a broader mineralized zone grading 12.13 g/t Au over 33.80 meters.

Homestake Silver high-grade zone expansion:

HR25-469: 26.74 g/t Au over 14.76 meters, including 122 g/t Au over 2.85 meters within a broader mineralized zone grading 12.13 g/t Au over 33.80 meters

HR25-464: 9.22 g/t Au over 6.65 meters, including 58.80 g/t Au over 0.95 meters from a separate, newly recognized stockwork zone

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 65% to 75% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.

"This identification of wide, high-grade gold mineralization represents a significant metallogenic breakthrough at Homestake Ridge; this style of mineralization is identical to the idled, Premier Gold Mine located 45km to the northwest.  The Premier Deposit was the richest, historic gold-silver mine in the southern Golden Triangle.  Mineralization remains open for expansion and will be a central focus of future drilling programs," said Shawn Khunkhun, President and CEO of Dolly Varden.

Figure 1.    Homestake Silver NQ drill core from hole HR25-469 of a sample interval grading 91 g/t Au over 0.63 meters compared to a slab with similar gold grade from the 320 level at Ascot Resources Ltd.'s Premier Mine near Stewart, BC. Mineralization hosted in multi phase vein and vein breccias with strong pyrite, chalcopyrite, galena, sphalerite and visible gold

Drill hole HR25-469 is in an area where the closest historic drilling is greater than 50m away. Combined with the two other 2025 drill holes on section, HR25-462 and HR25-464, and previous drilling, the high-grade core of the Homestake Silver deposit is defined for over 300 meters vertically and extends for over 1,000 meters along plunge. Previously released step-out drill hole HR25-456 (October 01, 2025) that grades 3.34 g/t Au over 120 meters, including 216 g/t Au over 0.52 meters and 166 g/t Au over 1.3 meters is located 300 meters to the northwest along plunge.

Drill hole HR25-464 is step out below the known extents of Homestake Silver, intersecting mineralization 110 meters down dip of HR25-469. In addition, a new stockwork vein interval representing a potential new mineralization zone, located to the west of the main trend, was encountered grading 9.22 g/t Au over 6.65 meters.

Figure 2.  Longitudinal Section of Homestake Silver with mineralization envelope in red. Shallow north plunging zone of wider mineralized zone with multi narrower high grade gold veins and vein breccias within shown in yellow. Mineralization in drill hole HR25-469 is below the zone. and HR25-456 were previously released (see October 1, 2025 news)

Homestake Silver

At total of 56,131 meters were drilled in 86 drill holes in the 2025 season by Dolly Varden with approximately 40% of the meters drilled at Homestake Ridge focused on step outs and local infill along the wider, high-grade gold plunge at Homestake Silver.

The Company is using directional drilling technology to precisely target areas for step-out and infill holes at Homestake Silver. Drill holes HR25-462, HR25-464 and HR25-469 were drilled individually from the same pad, utilizing directional drilling to precisely intercept the target within the mineralized zone.

The Homestake Ridge deposits are interpreted as structurally controlled, multi-phase epithermal vein stockwork and vein breccia system hosted in Jurassic Hazelton volcanic rocks. Mineralization consists of pyrite, +/- galena and sphalerite, with visible gold in a silica breccia matrix. The northwest trending structural corridor hosts multiple subparallel structures that control high-grade gold and silver shoots within a broader mineralized enveloper.

Although historically considered a silver-rich gold deposit, recent drilling at Homestake Silver has define a shallow north plunging dilation zone that is defined by a wide mineralized interval with increased frequency of high-grade gold veins and vein breccias which shows a shift towards a gold-rich system towards the north. The deposit remains open along plunge and at depth.

Figure 3.    Core from Homestake Silver hole HR25-469.  Hosting Au and Ag mineralization in multi phase vein and vein breccias with pyrite, galena, sphalerite and visible gold.

Figure 4.  Plan of Homestake Ridge >0.1g/t Au mineralized zones (in red) highlighting all 2025 drilling completed with lithology on drill trace. The focus in the 2025 drilling was at Homestake Silver

Figure 5.    Cross section of drill holes at Homestake Silver deposit with projected mineralized zone (in red).

Table 1: Drill Hole Assays from Homestake Silver

Target	Hole ID	From (m)	To (m)	Length (m)*	Au (g/t)	Ag (g/t)	Base Metals (%)
Homestake Silver	HR25-462	578.40	600.35	21.95	1.18	3
	including	581.28	581.78	0.50	8.17	14	0.34% Cu, 0.78% Pb, 1.70% Zn
	HR25464	604.26	634.40	30.14	0.78	3
	including	625.05	633.70	8.65	1.47	4
	stkwk zone	701.35	708.00	6.65	9.22	2
	including	707.05	708.00	0.95	58.8	12
	HR25-469	531.60	565.40	33.80	12.13	16	0.34% Pb, 0.40% Zn
	including	539.15	553.91	14.76	26.74	34	0.77% Pb, 0.90% Zn
	including	546.35	549.20	2.85	122	141	3.71% Pb, 4.30% Zn
	including	546.90	547.50	0.60	433	402	10.95% Pb, 9.04% Zn

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 65% to 75% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Table 2: Drill hole data for Homestake Silver hole reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
HR25-462	463674	6179016	777	222	-50	702
HR25-464	463674	6179016	777	225	-55	762
HR25-469	463674	6179016	777	226	-46.5	651

Marketing Service Provider Engaged

Dolly Varden Silver entered into a marketing agreement (the "Marketing Agreement") with Epstein Research (Peter Epstein) pursuant to which Mr. Epstein will provide investor relations services to the Company for an initial six-month term commencing on August 1, 2025 in consideration for an aggregate of US$15,000 at a rate of US$2,500 per month, but paid in advance. In accordance with the terms of the Marketing Agreement, Mr. Epstein will work with the Company on preparing and disseminating social media commentary and producing monthly articles and company interviews within the marketplace. Mr. Epstein is based in Upper Saddle River, New Jersey and operates the Epstein Research website. Mr. Epstein does not own any securities of the Company nor any right to acquire securities of the Company. Mr. Epstein is an arm's-length party to the Company.

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with 5 past producing high-grade silver mines including Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.